Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES THE DESIGNATION OF ITS CHIEF LEGAL OFFICER AND GENERAL COUNSEL

Medellín, Colombia, November 29, 2019

Bancolombia announces the designation of Claudia Echavarria Uribe as the new Chief Legal Officer and General Counsel of Grupo Bancolombia.

Claudia Echavarria is a lawyer from Universidad Pontificia Bolivariana, has a master’s of law degree from Columbia University Law School and is a member of the New York Bar. Within her professional career she has held different positions. Most recently she was the Corporate Vice-president and the General Counsel of Almacenes Exito and previously she held different positions at the legal department of Bancolombia and in Banca de Inversion Bancolombia between 2004 and 2015.

Her appointment will be effective on December 9th and she will act as a legal representative of Bancolombia once the Superintendence of Finance authorizes her.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837